Simpson Thacher & Bartlett llp

425 Lexington Avenue

New York, N.Y. 10017-3954

(212) 455-2000

Facsimile (212) 455-2502

August 14, 2012

Re:	BRF- Brasil Foods S.A. Form 20-F for the Fiscal Year Ended December 31, 2011 Filed April 30, 2012 File No. 1-15148

Mr. David R. Humphrey Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Humphrey:

On behalf of our client BRF – Brasil Foods S.A. (“Brasil Foods” or the “Company”), we are writing to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated July 31, 2012, concerning the Form 20-F for the Fiscal Year Ended December 31, 2011 (the “Form 20-F”) of the Company filed April 30, 2012 (File No. 1-15148).  We note that the responses set forth below are based solely on information received from the Company’s management.

Form 20-F for the Fiscal Year Ended December 31, 2011

Note 5. Segment Information, page F-48

Comment 1:    We note that, as a result of organizational changes in the Company during the last quarter of 2011, segment information began to be prepared considering 4 reportable operating segments. One of the four segments, identified as Dairy Products, appears to have incurred operating losses in both fiscal 2011 and 2010. We also note that the Dairy Products segment has been allocated goodwill in the amount of R$ 664.1 million as of December 31, 2011 and that the Company has determined that there is no need to recognize an impairment provision to goodwill. Please tell us, supplementally, the percentage by which the recoverable amount of this unit exceeded its carrying amount at the end of fiscal 2011.

Response:        As requested by the Staff, the Company advises the Staff that based on the results of the fiscal 2011 annual goodwill impairment test for the Dairy Products segment, the recoverable amount exceeded its carrying amount by 237.2%.

As disclosed in note 18 to the consolidated financial statements for the year ended December 31, 2011, the Company also performed a sensitivity analysis, and even considering the worst case scenario, the recoverable amount exceeded the carrying amount at the end of fiscal 2011.

Furthermore, the Company reconciled the Dairy Product segment’s discounted cash flow to its market capitalization as of December 31, 2011. The Dairy Product segment’s market capitalization was determined based on the proportion of its net sales compared to consolidated net sales. This reconciliation further supported the assumptions used in the Company’s discounted cash flow calculations.

The Company believes that the current disclosure in notes 5 and 18 of its consolidated financial statements for the year ended December 31, 2011 is accurate and complete.

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The Company has advised us that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John C. Ericson at (212) 455-3520 or Taissa Macaferri Licatti at (212) 455-3301 with any questions or comments.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:        Mr. Leopoldo Viriato Saboya